Exhibit 99.1

ABN 50 002 664 495

Interim Financial Report
for the Six Months Ended
December 31, 2018

CORPORATE DIRECTORY

DIRECTORS:
Mr Ian Middlemas – Chairman
Mr Keith Phillips – President & CEO
Mr Anastasios Arima – Executive Director
Mr Jeffrey Armstrong – Non-Executive Director
Mr Jorge Beristain – Non-Executive Director
Mr Levi Mochkin – Non-Executive Director

COMPANY SECRETARY:
Mr Gregory Swan

OFFICES:
New York Office:
28 West 44th Street, Suite 810
New York, NY 10036
UNITED STATES
North Carolina Office:
5706 Dallas-Cherryville Highway 279
Bessemer City, NC 28016
UNITED STATES
Registered Office:
Level 9, 28 The Esplanade
Perth WA 6000
AUSTRALIA

WEBSITE:
www.piedmontlithium.com

STOCK EXCHANGE LISTINGS:
Nasdaq Capital Market (NASDAQ: PLL)
Australian Securities Exchange (ASX: PLL)

SHARE REGISTRY:
Computershare Investor Services Pty Ltd
Level 11, 172 St Georges Terrace
Perth WA 6000
AUSTRALIA
Tel: +61 8 9323 2000

LAWYERS:
United States:
Gibson, Dunn & Crutcher
Johnston, Allison & Hord Attorneys
Australia:
DLA Piper Australia

BANKERS:
United States:
The Bank of New York Mellon Corporation
PNC Financial Services Group, Inc.
Australia:
Australia and New Zealand Banking Group Limited

AUDITOR:
Deloitte Touche Tohmatsu

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018

DIRECTORS’ REPORT

The Directors of Piedmont Lithium Limited present their report on Piedmont Lithium Limited (“Piedmont” or “Company”) and the entities it controlled during the interim six-month period ended December 31, 2018 (“Consolidated Entity” or “Group”).
DIRECTORS
The names of the Directors of Piedmont Lithium Limited in office during the interim period and until the date of this report are:

Mr Ian Middlemas	Chairman
Mr Keith Phillips	Managing Director, President & Chief Executive Officer
Mr Anastasios Arima	Executive Director
Mr Jeffrey Armstrong	Non-Executive Director (appointed August 1, 2018)
Mr Jorge Beristain	Non-Executive Director
Mr Levi Mochkin	Non-Executive Director
Mr Mark Pearce	Non-Executive Director (resigned August 1, 2018)

Unless otherwise shown, all Directors were in office from the beginning of the interim period until the date of this report.
OPERATING AND FINANCIAL REVIEW
Figure 1: Piedmont Lithium Project located within the TSB

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	1

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)
Piedmont Lithium Project
Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project located within the Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s.  The TSB has been described as one of the largest lithium regions in the world and is located approximately 25 miles west of Charlotte, North Carolina.
In September 2018 the Company published a Scoping Study for an integrated lithium hydroxide business based on a maiden Mineral Resource estimate of 16.2 million tonnes (“Mt”) grading at 1.12% Li2O which featured a 13-year project life, NPV8 of US$888 million, a US$3,112 per tonne lithium hydroxide operating cost, and a US$193 per tonne spodumene concentrate operating cost.
Highlights
Highlights during and subsequent to the interim period were as follows:
(a)
Completed an updated Scoping Study for the Company’s Piedmont Lithium Project (“Project”), located within the Carolina Tin-Spodumene Belt (“TSB”) in the United States. The Scoping Study was managed by independent consultants, Primero Group Limited, and delivered outstanding results including:

•	compelling economics due to attractive capital and operating costs, significant by-product credits, short transportation distances, minimal royalties and low corporate income taxes;
•	a chemical plant producing 22,700tpa of lithium hydroxide supported by an open pit mine and concentrator producing 170,000tpa of 6% spodumene concentrate; and
•	by-product quartz (99,000tpa), feldspar (125,000tpa), and mica (15,500tpa) providing credits to the cost of lithium production;
(b)
Commenced a new 25,000-meter Phase 4 drill program at the Project, with 19,000 meters allocated for infill and exploration drilling on the Core property and 6,000 meters allocated for exploration drilling on the Central and Sunnyside properties;

(c)
Completed bench-scale metallurgical testwork program to produce consistent high-grade spodumene concentrates (Li2O>6.0%) with low iron content (Fe2O3<1%). The testwork was undertaken by North Carolina State University’s Minerals Research Laboratory;

(d)
Completed Mineral Resource estimates and bench-scale metallurgical testwork for by-product quartz, feldspar and mica as by-products of spodumene concentrate from the Project. The Mineral Resource estimates were prepared by independent consultants, CSA Global Pty Ltd;

(e)	Increased land position of the Project to 1,824 acres in the TSB in North Carolina. The additions were achieved via a combination of option agreements and deferred purchase contracts ;
(f)
Submitted key permit applications for the Project, including a Section 404 Standard Individual Permit application to the US Army Corps of Engineers (USACE) and a Section 401 Individual Water Quality Certification to the North Carolina Division of Water Resources (NCDWR);

(g)
Completed initial exploratory drilling on the Company’s new Sunnyside and Central properties in the Carolina TSB, which returned encouraging results, including the Project’s widest intercept to-date; and

(h)
Completed a private placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (US$8.6 million). Proceeds will be used for drilling to expand and upgrade the resource base at the Project, as well as for permit applications, metallurgical testwork, additional engineering studies, and ongoing land consolidation.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	2

DIRECTORS’ REPORT (Continued)

OPERATING AND FINANCIAL REVIEW (Continued)
Operating Results
The Consolidated Entity’s net loss after tax for the six months ended December 31, 2018 was US$3,921,521 (December 31, 2017: US$4,141,214). This loss is partly attributable to:
(a)
exploration and evaluation expense of US$2,700,013 (December 31, 2017: US$2,567,582), which is attributable to the Group’s accounting policy of expensing exploration and evaluation expenditure (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners) incurred by the Group in the period subsequent to the acquisition of the rights to explore and up to the successful completion of definitive feasibility studies for each separate area of interest; and

(b)
non-cash share-based payment expenses of US$337,118 (December 31, 2017: US$569,704) which is attributable to expensing the value (estimated using an option pricing model) of incentive options granted to key employees, consultants and advisors. The value is measured at grant date and recognised over the period during which the option holders become unconditionally entitled to the options.

SIGNIFICANT POST BALANCE DATE EVENTS
(a)
On January 23, 2019, the Company announced that it had commenced a new 25,000-meter Phase 4 drill program at the Project, with 19,000 meters allocated for infill and exploration drilling on the Core property and 6,000 meters allocated for exploration drilling on the Central and Sunnyside properties;

(b)
On February 1, 2019, the Company announced that it had completed the second and final tranche of its previously announced placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (US$8.6 million); and

(c)
On February 20, 2019, the Company announced that it had increased its land position by 441 acres to 1,824 acres in the TSB in North Carolina. The additions were achieved via a combination of option agreements and deferred purchase contracts.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.
AUDITOR’S INDEPENDENCE DECLARATION
Section 307C of the Corporations Act 2001 requires our auditors, Deloitte Touche Tohmatsu, to provide the directors of Piedmont Lithium Limited with an Independence Declaration in relation to the review of the interim financial report. This Independence Declaration is on page 15 and forms part of this Directors’ Report.

Signed in accordance with a resolution of Directors.
KEITH PHILLIPS
President & CEO

March 8, 2019

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	3

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Piedmont Lithium Limited, I state that:
In the opinion of the Directors:
(a)	the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including:
(i)	section 304 (compliance with accounting standards and Corporations Regulations 2001); and
(ii)	section 305 (true and fair view); and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

KEITH PHILLIPS
President & CEO

March 8, 2019

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	4

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Note	Six Months Ended December 31, 2018 US$	Six Months Ended December 31, 2017 US$

Continuing operations
Interest income		47,793	51,043
Exploration and evaluation expenses		(2,700,013)	(2,567,582)
Corporate and administrative expenses		(486,710)	(308,411)
Business development expenses		(660,991)	(453,264)
Share based payments		(337,118)	(569,704)
Other income and expenses	3	215,518	(293,296)
Loss before income tax		(3,921,521)	(4,141,214)
Income tax expense		-	-
Loss for the period		(3,921,521)	(4,141,214)
Loss attributable to members of Piedmont Lithium Limited		(3,921,521)	(4,141,214)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		(353,936)	190,320
Other comprehensive (loss)/income for the period, net of tax		(353,936)	190,320
Total comprehensive loss for the period		(4,275,457)	(3,950,894)
Total comprehensive loss attributable to members of Piedmont Lithium Limited		(4,275,457)	(3,950,894)

Loss per share
Basic and diluted loss per share (cents per share)		(0.7)	(0.9)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes. Prior period has been restated, refer to note 1(d) for further information.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	5

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2018

	Note	December 31, 2018 US$	June 30, 2018 US$

ASSETS
Current Assets
Cash and cash equivalents		9,584,024	7,238,489
Trade and other receivables		64,411	72,110
Total Current Assets		9,648,435	7,310,599

Non-Current Assets
Exploration and evaluation assets	4	1,538,262	742,017
Property, plant and equipment		20,807	3,982
Total Non-Current Assets		1,559,069	745,999

TOTAL ASSETS		11,207,504	8,056,598

LIABILITIES
Current Liabilities
Trade and other payables		1,023,598	1,989,084
Total Current Liabilities		1,023,598	1,989,084

TOTAL LIABILITIES		1,023,598	1,989,084

NET ASSETS		10,183,906	6,067,514

EQUITY
Contributed equity	5	48,565,908	40,483,348
Reserves	6	1,921,661	1,966,308
Accumulated losses		(40,303,663)	(36,382,142)

TOTAL EQUITY		10,183,906	6,067,514

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	6

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Ordinary Shares US$	Share Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2018	40,483,348	1,897,391	68,917	(36,382,142)	6,067,514
Net loss for the period				(3,921,521)	(3,921,521)
Exchange differences arising on translation of foreign operations	-	-	(353,936)	-	(353,936)
Total comprehensive loss for the period	-	-	(353,936)	(3,921,521)	(4,275,457)

Share placement	8,560,221	-	-	-	8,560,221
Share issue costs	(505,490)	-	-	-	(505,490)
Conversion of employee rights	27,829	(27,829)	-	-	-
Share based payments	-	337,118	-	-	337,118
Balance at December 31, 2018	48,565,908	2,206,680	(285,019)	(40,303,663)	10,183,906

Balance at July 1, 2017	28,512,793	861,973	318,122	(26,424,325)	3,268,563
Net loss for the period	-	-	-	(4,141,214)	(4,141,214)
Exchange differences arising on translation of foreign operations	-	-	190,320	-	190,320
Total comprehensive loss for the period	-	-	190,320	(4,141,214)	(3,950,894)

Share placement	12,304,000	-	-	-	12,304,000
Share issue costs	(655,592)	-	-	-	(655,592)
Share based payments	-	569,704	-	-	569,704
Balance at December 31, 2017	40,161,200	1,431,677	508,442	(30,565,539)	11,535,780

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes. Prior period has been restated, refer to note 1(d) for further information.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	7

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2018

	Six Months Ended December 31, 2018 US$	Six Months Ended December 31, 2017 US$

Cash flows from operating activities
Payments to suppliers and employees	(4,790,801)	(3,124,314)
Interest received	44,557	46,008
Net cash flows used in operating activities	(4,746,244)	(3,078,306)

Cash flows from investing activities
Purchase of exploration and evaluation assets	(730,450)	(349,070)
Purchase of property, plant and equipment	(20,856)	-
Net cash flows used in investing activities	(731,306)	(349,070)

Cash flows from financing activities
Proceeds from issue of shares	8,560,221	12,304,000
Share issue costs	(481,621)	(655,592)
Net cash inflow from financing activities	8,078,600	11,648,408

Net increase in cash and cash equivalents	2,581,050	8,221,031
Net foreign exchange differences	(235,518)	(81,320)
Cash and cash equivalents at the beginning of the period	7,238,492	3,536,318
Cash and cash equivalents at the end of the period	9,584,024	11,676,029

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes. Prior period has been restated, refer to note 1(d) for further information.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	8

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Piedmont Lithium Limited and its consolidated entities (collectively, the “Group”) for the six-months ended December 31, 2018 were authorised for issue in accordance with the resolution of the directors on March 8, 2019.
Piedmont Lithium Limited (the “Company”) is a for profit company limited by shares, incorporated and domiciled in Australia, whose shares are publicly traded on the Australian Securities Exchange (“ASX”) and Nasdaq Capital Market (“NASDAQ”). The Group’s principal activities are the exploration and development of mineral resource properties.
(a)	Basis of Preparation

This general-purpose financial report for the interim six-month reporting period ended December 31, 2018 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.
This interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this report is to be read in conjunction with the annual report of the Company for the year ended June 30, 2018 and any public announcements made by the Company and its controlled entities during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.
The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$). Amounts in the financial statements are rounded off to the nearest thousand dollars, unless otherwise indicated.
The consolidated financial statements have been prepared on a going concern basis, which assumes the continuity of normal business activity and the realisation of assets and the settlement of liabilities in the ordinary course of business.
The accounting policies and methods of computation adopted in the preparation of the interim financial report are consistent with those adopted and disclosed in the Company’s annual financial report for the financial year ended June 30, 2018, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards and with International Financial Reporting Standards.
(b)	New standards, interpretations and amendments

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2018.  New and revised standards and amendments thereof and interpretations effective for the current reporting period that are relevant to the Group include:
•	AASB 9 Financial Instruments, and relevant amending standards;
•	AASB 2016-5 Amendments to Australian Accounting Standards – Classification and Measurement of Share-based Payment Transactions
•	AASB Interpretation 22 Foreign Currency Transactions and Advance Consideration
The adoption of the aforementioned standards has resulted in an immaterial impact on interim financial statements of the Group as at 31 December 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
The adoption of new and revised standards and amendments has not affected the amounts reported for the current or prior interim periods. A discussion on the impact of the adoption of AASB 9 is included below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	9

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (Continued)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	New standards, interpretations and amendments (Continued)

AASB 9 Financial Instruments
AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets.
The Group has adopted AASB 9 from July 1, 2018 which have resulted in changes to accounting policies and the analysis for possible adjustments to amounts recognised in the interim financial statements. In accordance with the transitional provisions in AASB 9, the reclassifications and adjustments are not reflected in the balance sheet as at June 30, 2018 but recognised in the opening balance sheet as at July 1, 2018. The Group has not recognised a loss allowance on trade and other receivables following an assessment of the impact of the new impairment model introduced by AASB 9.
Classification and Measurement
On July 1, 2018, the Group has assessed financial instruments held by the Group and have classified them into the appropriate AASB 9 categories. The main effects resulting from this reclassification are shown in the table below.
On adoption of AASB 9, the Group classified financial assets and liabilities measured at either amortised cost or fair value, depending on the business model for those assets and on the asset’s contractual cash flow characteristics. There were no changes in the measurement of the Group’s financial instruments.
There was no impact on the statement of profit or loss or other comprehensive income or the statement of changes in equity on adoption of AASB 9 in relation to classification and measurement of financial assets and liabilities.
The following table summarises the impact on the classification and measurement of the Group’s financial instruments at July 1, 2018:
Presented in statement of financial position	Financial Instrument	AASB 139	AASB 9	Reported $	Restated $
Cash and cash equivalents	Bank deposits	Loans and receivables	Amortised cost	No change	No change
Trade and other receivables	Loans and receivables	Loans and receivables	Amortised cost	No change	No change
Trade and other payables	Loans and receivables	Amortised cost	Amortised cost	No change	No change
The Group does not currently engage in any hedging activities and accordingly any changes to hedge accounting rules under AASB 9 do not impact on the Group.
Impairment
AASB 9 introduces a new expected credit loss (“ECL”) impairment model that requires the Group to adopt an ECL position across the Group’s financial assets from July 1, 2018. The loss allowances for financial assets are based on the assumptions about risk of default and expected loss rates as opposed to the previously applied incurred loss model. The Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward looking estimates at the end of each reporting period. The Group has assessed that the risk of default is minimal for trade receivables, and as such, no impairment loss has been recognised against these receivables as at December 31, 2018.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	10

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (Continued)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)	Issued standards and interpretations not early adopted
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the reporting period ended December 31, 2018. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:
Standard/Interpretation	Application Date of Standard	Application Date for Company
AASB 16 Leases	January 1, 2019	July 1, 2019
Interpretation 23 Uncertainty over Income Tax Treatments	January 1, 2019	July 1, 2019
AASB 2017-7 Amendments – Long-term Interests in Associates and Joint Venture Amendments to IAS 28 and Illustrative Example – Long-term Interests in Associates and Joint Ventures	January 1, 2019	July 1, 2019
AASB 2018-1 Amendments – Annual Improvements 2015-2017 Cycle	January 1, 2019	July 1, 2019
AASB 2018-2 Amendments – Plan Amendment, Curtailment or Settlement (AASB 119)	January 1, 2019	July 1, 2019

(d)	Restatement of comparatives

As disclosed in the Company’s annual financial report for the year ended June 30, 2018, the Company has elected to change its presentation currency from Australian dollars (A$) to US$.  Accordingly, all comparative financial information as at, and for the half-year ended, December 31, 2017 has been restated to reflect the Company’s results as if they had been historically reported in US$. Refer to the annual financial report for the year ended June 30, 2018 for further information.
(e)	Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following notes:
•	Impairment of exploration and evaluation expenditures; and
•	Share-based payments.
2.	SEGMENT INFORMATION
AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.
The Consolidated Entity operates in one segment, being mineral exploration in the United States of America.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	11

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (Continued)
3.	OTHER INCOME AND EXPENSES

	Six Months Ended December 31, 2018 US$	Six Months Ended December 31, 2017 US$
Other income
Net foreign exchange gain	235,518	-
Other expenses
Write-off of deposits[1]	(20,000)	-
Net foreign exchange loss	-	(293,296)
Total other income and expenses	215,518	(293,296)
Notes:
[1]
During the period, the Group wrote-off a deposit paid to acquire a 60-acre land parcel in Kings Mountain, North Carolina as a potential site for its planned lithium chemical plant, given that the Group is considering potential alternate sites within Gaston County and it is uncertain whether the Group will proceed with the acquisition of the original 60-acre land parcel in Kings Mountain.

4.	EXPLORATION AND EVALUATION ASSETS

	December 31, 2018 US$	June 30, 2018 US$
Areas of interest:
Piedmont Lithium Project [1]	1,538,262	742,017
Carrying amount at the end of the period [2]	1,538,262	742,017

	Six Months Ended December 31, 2018 US$	Six Months Ended December 31, 2017 US$
Reconciliation:
Carrying amount at the start of the period	742,017	177,800
Additions [2]	796,245	705,321
Carrying amount at the end of the period [3]	1,538,262	883,121
Notes:
[1]
As at December 31, 2018, the Company owns or has entered into exclusive option agreements or land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,526 acres of surface property and the associated mineral rights from the private landowners (the “Piedmont Lithium Project”).

[2]
During the six months ended December 31, 2018, the Group made land acquisition payments and land option payments totalling US$796,245 (December 31, 2017: US$705,321) to landowners which have been treated as acquisition costs and capitalised as ‘exploration and evaluation assets’. No liability has been recorded for the consideration payable to landowners if the Group chooses to exercise the options (refer to Note 8 for further details of contingent liabilities).

[3]	The ultimate recoupment of costs carried for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.

Piedmont Lithium Limited Financial Report for the Six Months Ended December 31, 2018	12

NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (Continued)
5.	CONTRIBUTED EQUITY

	December 31, 2018 US$	June 30, 2018 US$
Issued Capital
666,821,261 fully paid ordinary shares (June 30, 2018: 559,030,352)	48,565,908	40,483,348

(a)	Movements in issued capital

Date	Details	Number of Ordinary Shares	Issue Price	US$
Jul 1, 2018	Opening balance	559,030,352	-	40,483,348
Jul 31, 2018	Conversion of performance rights	200,000	-	27,829
Dec 7–13, 2018	Share placement	107,590,909	A$0.11	8,560,221
	Share issue costs	-	-	(505,490)
Dec 31, 2018	Closing balance	666,821,261		48,565,908

6.	RESERVES

	December 31, 2018 US$	June 30, 2018 US$
Reserves
Share based payments reserve	2,206,680	1,897,391
Foreign currency translation reserve	(285,019)	68,917
	1,921,661	1,966,308

(a)	Movements share based payments reserve

Date	Details	Number of Incentive Options	Number of Performance Rights	US$
Jul 1, 2018	Opening balance	79,700,000	1,500,000	1,897,391
Various	Grant of incentive options	2,950,000	-	-
Jul 31, 2018	Conversion of performance rights	-	(200,00)	(27,829)
Dec 31, 2018	Expiry of performance rights	-	(1,100,000)	-
Dec 31, 2018	Share based payment expense	-	-	337,118
Dec 31, 2018	Closing Balance	82,650,000	200,000	2,206,680

7.	DIVIDENDS PAID OR PROVIDED FOR
No dividend has been paid or provided for during the six months ended December 31, 2018 (December 31, 2017: nil).

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NOTES TO THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2018 (Continued)
8.	CONTINGENT ASSETS AND LIABILITIES
At December 31, 2018, the Group had entered into option agreements and land acquisition agreements with local landowners in North Carolina, United States, in relation to its Piedmont Lithium Project, which upon exercise, allows the Group to purchase (or in some cases long-term lease) 1,526 acres of surface property and the associated mineral rights from the local landowners. Upon exercise of the option agreements, in the case of a purchase, the Group will pay cash consideration approximating the fair market value of the surface property at the time of exercise (excluding the value of any minerals) plus 50%, and in the case of a long-term lease, the Group will pay annual advanced royalty payments per acre. The landowners will also retain a production royalty payable on production of ore from the property, between US$0.50 to US$2.00 per tonne of ore produced.

9.	SUBSEQUENT EVENTS AFTER BALANCE DATE
(a)
On January 23, 2019, the Company announced that it had commenced a new 25,000-meter Phase 4 drill program at the Project, with 19,000 meters allocated for infill and exploration drilling on the Core property and 6,000 meters allocated for exploration drilling on the Central and Sunnyside properties;

(b)
On February 1, 2019, the Company announced that it had completed the second and final tranche of its previously announced placement of 111 million shares at an issue price of A$0.11 per share to raise gross proceeds of A$12.2 million (US$8.6 million); and

(c)
On February 20, 2019, the Company announced that it had increased its land position by 441 acres to 1,824 acres in the TSB in North Carolina. The additions were achieved via a combination of option agreements and deferred purchase contracts.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

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AUDITOR’S INDEPENDENCE DECLARATION

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INDEPENDENT AUDITOR’S REVIEW REPORT

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INDEPENDENT AUDITOR’S REVIEW REPORT (CONTINUED)

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Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
The Project’s Mineral Resource of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources of 7.7Mt @ 1.09% Li2O. The information contained in this announcement has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”).  However, these terms are not defined in Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission (“SEC”). Accordingly, information contained herein that describes Piedmont’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont’s Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC’s website at http://www.sec.gov/.
Competent Persons Statement
The information in this announcement that relates to Exploration Results is extracted from the Company’s ASX announcements dated February 13, 2019, October 17, 2018, August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Exploration Targets and Mineral Resources is extracted from the Company’s ASX announcement dated June 14, 2018 which is available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Metallurgical Testwork Results is extracted from the Company’s ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com. The information in this announcement that relates to Mining Engineering and Mine Schedule is extracted from the Company’s ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company’s website at www.piedmontlithium.com.
Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially modified from the original ASX announcements.

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